

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 11, 2006

Joel S. Kress
Senior Vice President and Counsel
ICON Capital Corp.
100 Fifth Avenue, Tenth Floor
New York, New York 10011

> **Re: ICON Leasing Fund Twelve, LLC.**
> **Registration Statement on Form S-1**
> **File No. 333-138661**
> **Filed November 13, 2006**

Dear Mr. Kress:

We have limited our review of your filing to the narrative portions of the document and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please name the management of ICON Capital Corp. as your promoters. Please refer to Item 404(d)(1) of Regulation S-K and, if applicable, disclose all of the information required by this Item.

2. Provide prominent disclosure regarding the price that you will use to sell shares to persons affiliated with your manager or its affiliates.

Cover Page

3. Please move the paragraph beginning "the use of forecasts in this offering" and the last paragraph since the cover should be limited to Item 501 of Regulation S-K information.

4. In the first bullet, please add that the distributions will not represent a return *on* capital.

Questions and Answers About This Offering, page vi
What can you expect to happen after you make an investment in our shares, page vii

5. Disclose briefly what the distributions, if any, will be based on.

Prospectus Summary, page 1
Summary of Risk Factors

6. Briefly explain what a "blind pool" is.

Industry Overview, page 2

7. Please provide a consent from ELA to be named in the registration statement. Similarly, please also file a consent from Monitor.

Risk Factors, page 14
You will have limited voting rights…, page 10

8. Please separate the information regarding the manager's prior fund performance into a separately captioned risk factor since it discloses a separate risk from investors' limited voting rights.

Estimated Use of Proceeds, page 24

9. Please provide a separate row in each of the tables for amounts that you will pay your manager if you sell the minimum and maximum number of shares.

10. The column setting forth the fees and expenses as a percentage is confusing in the Use of Proceeds section. Please either delete it or move it to a more appropriate section of the prospectus and explain clearly what information investors can draw from this data.

Opinion of Counsel, page 51

11. We may have further comments after we review the tax opinion. Please tell us whether counsel will issue a short-form or long-form tax opinion.

Plan of Distribution, page 84

12. If you officers and employees may purchase shares in the offering, please disclose.

Further Information, page 89
Sales Material

13. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Part II Information Not Required in the Prospectus

Undertakings, page II-2

14. Please remove the undertakings at (a)(4), (5), (6), (b) and (c) since these are not undertakings required by Item 512 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Deborah Schwager Frowling, Esq.